Free Writing Prospectus
Filed pursuant to Rule 433
March 5, 2015
Registration Statement No. 333-188947 and
Relating to
Preliminary Prospectus Supplement dated March 5, 2015 to
Prospectus dated May 30, 2013

Term sheet

Free Writing Prospectus Dated March 5, 2015

$1,200,000,000
Quest Diagnostics Incorporated

$300,000,000 2.500% Senior Notes due 2020
$600,000,000 3.500% Senior Notes due 2025
$300,000,000 4.700% Senior Notes due 2045

Issuer:	Quest Diagnostics Incorporated

Trade Date:	March 5, 2015

Original Issue Date (Settlement):	March 10, 2015

Interest Accrual Date:	March 10, 2015

Ratings:	Moody’s: Baa2; S&P: BBB+; Fitch: BBB

2.500% Senior Notes due 2020

Principal Amount:	$300,000,000

Maturity Date:	March 30, 2020

Issue Price (Price to Public):	99.688%

Yield:	2.566%

Interest Rate:	2.500% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each March 30 and September 30, commencing September 30, 2015

Treasury Benchmark:	1.375% due February 29, 2020

Spread to Benchmark:	T+100 bps

Benchmark Yield:	1.566%

Optional Redemption:
Prior to February 29, 2020 (one month prior to their maturity date), the notes will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes, at a redemption price equal to the greater of:

• 100% of principal amount of the notes to be redeemed, and

•
the sum of the present values of the remaining scheduled payments discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 15 basis points, plus accrued interest to the date of redemption which has not been paid.

On or after February 29, 2020, the notes will be redeemable, as a whole at any time or in part from time to time, at the option of Quest Diagnostics, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the date of redemption which has not been paid.

CUSIP:	74834L AW0

ISIN:	US74834LAW00

3.500% Senior Notes due 2025

Principal Amount:	$600,000,000

Maturity Date:	March 30, 2025

Issue Price (Price to Public):	99.956%

Yield:	3.505%

Interest Rate:	3.500% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each March 30 and September 30, commencing September 30, 2015

Treasury Benchmark:	2.000% due February 15, 2025

Spread to Benchmark:	T+140 bps

Benchmark Yield:	2.105%

Optional Redemption:
Prior to December 30, 2024 (three months prior to their maturity date), the notes will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes, at a redemption price equal to the greater of:

• 100% of principal amount of the notes to be redeemed, and

•
the sum of the present values of the remaining scheduled payments discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 25 basis points, plus accrued interest to the date of redemption which has not been paid.

On or after December 30, 2024, the notes will be redeemable, as a whole at any time or in part from time to time, at the option of Quest Diagnostics, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the date of redemption which has not been paid.

CUSIP:	74834L AX8

ISIN:	US74834LAX82

4.700% Senior Notes due 2045

Principal Amount:	$300,000,000

Maturity Date:	March 30, 2045

Issue Price (Price to Public):	99.917%

Yield:	4.705%

Interest Rate:	4.700% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each March 30 and September 30, commencing September 30, 2015

Treasury Benchmark:	3.00% due November 15, 2044

Spread to Benchmark:	T+200 bps

Benchmark Yield:	2.705%

Optional Redemption:
Prior to September 30, 2044 (six months prior to their maturity date), the notes will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes, at a redemption price equal to the greater of:

• 100% of principal amount of the notes to be redeemed, and

•
the sum of the present values of the remaining scheduled payments discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 30 basis points, plus accrued interest to the date of redemption which has not been paid.

On or after September 30, 2044, the notes will be redeemable, as a whole at any time or in part from time to time, at the option of Quest Diagnostics, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the date of redemption which has not been paid.

CUSIP:	74834L AY6

ISIN:	US74834LAY65

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. KeyBanc Capital Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.

Conflicts of Interest:
Certain of the underwriters (or their affiliates) may hold the 6.950% Senior Notes due 2037 or the 5.750% Senior Notes due 2040 being tendered (the “Tender Offers”) or the 5.450% Senior Notes due 2015, the 3.200% Senior Notes due 2016 or the 6.400% Senior Notes due 2017 that Quest Diagnostics intends to redeem (the “Redemption”) and would receive a portion of the proceeds from this offering as a result of the Tender Offers or the Redemption.  If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds of this offering by reason of the Tender Offers or the Redemption, such underwriters would be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Regulatory Authority, Inc. (“Rule 5121”).  Accordingly, this offering will be conducted in accordance with Rule 5121.  No underwriter with a “conflict of interest” under Rule 5121 will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526; J.P. Morgan Securities LLC collect at 1-212-834-4533; Morgan Stanley & Co. LLC toll free at 1-866-718-1649; and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.